UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

11 July 2024

BHP GROUP LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,

VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Exchange release

11 July 2024

Western Australia Nickel to temporarily suspend operations

BHP announces that the Nickel West operations and West Musgrave project (Western Australia Nickel) will be temporarily suspended from October 2024. BHP intends to review the decision to temporarily suspend Western Australia Nickel by February 2027.

The decision to temporarily suspend Western Australia Nickel follows oversupply in the global nickel market. Forward consensus nickel prices over the next half of the decade have fallen sharply reflecting strong growth of alternative low-cost nickel supply.

During the temporary suspension, BHP will continue to support its workforce and local communities. BHP will invest approximately US$300 million (AU$450 million) per annum following completion of a transition period to support a potential re-start of Western Australia Nickel.

The transition period will commence from July 2024. Operations will be suspended in October 2024 and handover activities for temporary suspension will be completed by December 2024.

During the temporary suspension, BHP will:

•	suspend mining and processing operations at the Kwinana nickel refinery, Kalgoorlie nickel smelter and Mt Keith and Leinster operations and the development of the West Musgrave project;

•	implement a care and maintenance program of work to ensure the ongoing safety and integrity of its mines and related infrastructure;

•	continue to invest in exploration to extend the resource life of Western Australia Nickel and preserve optionality; and

•

offer Western Australia Nickel frontline employees another role within BHP or the choice of a redundancy and establish a AU$20 million Community Fund to support local communities during the temporary suspension.

Since FY2020 BHP has invested approximately US$3 billion (AU$4.4 billion) to sustain Western Australia Nickel as an ongoing business and to reorient its production to the battery and electric vehicle market. This includes establishing Australia’s first nickel sulphate plant to enhance downstream infrastructure, building two new mines and investing in the development of two solar farms and battery storage. Western Australia Nickel has recorded negative cash flow every year during this period.

Despite the significant capital investments, lower global nickel prices have contributed to Western Australia Nickel expecting to report an underlying EBITDA loss of approximately US$300 million in the financial year to 30 June 2024.1

In February 2024, BHP announced plans to review Western Australia Nickel and a non-cash impairment charge of approximately US$3.5 billion (AU$5.1 billion) pre-tax against the carrying value of Western Australia Nickel. As a result of the decision to temporarily suspend operations, BHP expects to recognise a further non-cash impairment charge of US$0.3 billion (AU$0.45 billion) pre-tax as an exceptional item in the Group’s FY2024 Financial Statements.

[1]	The underlying EBITDA loss figure is preliminary and subject to review and finalisation in BHP’s full year results for the period ending 30 June 2024.

Any redundancy payments and other contractual costs triggered by the decision to place Western Australia Nickel into temporary suspension would be recognised in the Group’s HY2025 Financial Statements.

BHP’s President Australia, Geraldine Slattery said:

“We understand this is a challenging period for the Western Australia Nickel team and surrounding communities. Every frontline employee will be offered another role within BHP, and best endeavours will also be made to identify redeployment opportunities for other employees engaged in the day-to-day operations of Western Australia Nickel.

We will also work closely with local communities, Traditional Owners and suppliers to support a responsible transition process, which will include the establishment of a AU$20 million Community Fund.

Since BHP announced a review of Western Australia Nickel in February, we have explored options to stem losses in the short-term and identify a viable path forward for the business.

Like others in the Australian nickel sector, we have not been able to overcome the substantial economic challenges driven by a global oversupply of nickel.

We have made the difficult but necessary decision to temporarily suspend the Nickel West operation and West Musgrave project.

We will continue to invest approximately AU$450 million (US$300 million) per annum in the Western Australia Nickel facilities to enable a potential re-start. Western Australia remains an important investment destination for BHP globally, with investment in the State expected to be greater than AU$12 billion over the next five years and we will continue to work with all of our Western Australian partners to advance the economic prosperity of the State.”

Authorised for release by Stefanie Wilkinson, Group General Counsel and Group Company Secretary

Contacts
Media media.relations@bhp.com	Investor Relations investor.relations@bhp.com

Australia and Asia Gabrielle Notley +61 411 071 715	Australia and Asia John-Paul Santamaria +61 499 006 018

Europe, Middle East and Africa Neil Burrows +44 7786 661 683	Europe, Middle East and Africa James Bell +44 7961 636 432

Americas Renata Fernandaz +56 9 8229 5357	Americas Monica Nettleton +1 (416) 518-6293

BHP Group Limited

ABN 49 004 028 077

LEI WZE1WSENV6JSZFK0JC28

Registered in Australia

Level 18, 171 Collins Street

Melbourne

Victoria 3000 Australia

Tel: +61 1300 55 4757 Fax: +61 3 9609 3015

BHP Group is headquartered in Australia

bhp.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Group Limited

Date: July 11, 2024	By:	/s/ Stefanie Wilkinson
	Name:	Stefanie Wilkinson
	Title:	Group General Counsel and Group Company Secretary